[redacted]

09056682

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IGE COMMISSION
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SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X -17a-5
PART III

SEC FILE NUMBER
8-51684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frost Securities, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 North Harwood Suite 1000
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Muras 210-220-5880
(Area Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1800 Frost Bank Tower (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

5/6

OATH OR AFFIRMATION

I, Patrick Muras, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frost Securities, Inc. (the Company), as of December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

KELLY HIDALGO
My Commission Expires
February 22, 2013

NOTARY PUBLIC STATE OF TEXAS

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Securities, Inc.

Financial Statements
and Supplemental Schedules

Years Ended December 31, 2008 and 2007

Contents

Ernst & Young

Ernst & Young LLP
Frost Bank Tower
100 West Houston Street
Suite 1800
San Antonio, Texas 78205-1403

Tel: 210 228 9696
Fax: 210 242 7252
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Frost Securities, Inc.

We have audited the accompanying statements of financial condition of Frost Securities, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Securities, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2009

Frost Securities, Inc.

Statements of Financial Condition

	December 31 2008	2007
Assets		
Cash	**$ 1,451,152**	$ 1,809,245
Customer receivable	**297,406**	–
Trading account securities, at fair market value	**63,501**	–
Premises and equipment, net of accumulated depreciation of $652,060 in 2008 and $612,914 in 2007	**27,111**	60,496
Investment in private placement of common stock	**1**	1
Deferred taxes	**56,412**	52,417
Prepaid expenses and other assets	**87,801**	146,721
Total assets	**$ 1,983,384**	$ 2,068,880
Liabilities and stockholder's equity		
Liabilities:		
Accrued payroll and incentives	**$ 265,772**	$ 270,133
Other accrued expenses	**24,559**	53,357
Reserves for employee benefit plans	**70,871**	75,341
Current amount payable to parent company related to federal and state income taxes	**130,033**	100,200
Total liabilities	**491,235**	499,031
Stockholder's equity:		
Common stock, par value $0.01 per share; 100 shares authorized, issued and outstanding	**1**	1
Additional paid-in capital	**14,640,737**	15,640,737
Accumulated deficit	**(13,148,589)**	(14,070,889)
Total stockholder's equity	**1,492,149**	1,569,849
Total liabilities and stockholder's equity	**$ 1,983,384**	$ 2,068,880

See accompanying notes.

Frost Securities, Inc.

Statements of Operations

	Years Ended December 31	
	2008	**2007**
Revenue:		
Management, acquisition, and advisory fees	**$ 4,993,809**	$ 4,522,000
Interest income	**45,790**	41,707
Gain on sale of investment	**–**	202,381
Other income	**464**	40,787
Total revenue	**5,040,063**	4,806,875
Expenses:		
Employee compensation and benefits	**3,042,375**	3,009,754
Referral fees	**50,259**	32,200
Occupancy and equipment, net of sublease income	**140,640**	183,422
Data processing	**52,502**	52,675
Professional fees	**27,781**	17,700
Other general and administrative	**296,816**	142,583
Total expenses	**3,610,373**	3,438,334
Income before income taxes	**1,429,690**	1,368,541
Income tax expense	**507,390**	493,899
Net income	**$ 922,300**	$ 874,642

See accompanying notes.

Frost Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2007	$ 1	$ 15,390,737	$ (14,945,531)	$ 445,207
Net income	–	–	874,642	874,642
Contribution from Cullen/Frost Bankers, Inc. (cash)	–	250,000	–	250,000
Balance at December 31, 2007	1	15,640,737	(14,070,889)	1,569,849
Net income	–	–	**922,300**	**922,300**
Dividend to Cullen/Frost Bankers, Inc. (cash)	–	**(1,000,000)**	–	**(1,000,000)**
Balance at December 31, 2008	**$ 1**	**$ 14,640,737**	**$ (13,148,589)**	**$ 1,492,149**

See accompanying notes.

Frost Securities, Inc.

Statements of Cash Flows

	Years Ended December 31	
	2008	**2007**
Operating activities		
Net income	**$ 922,300**	$ 874,642
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	**39,146**	67,133
Deferred tax expense (benefit)	**(3,995)**	5,862
Gain on sale of investment in private placement stock	**–**	(202,381)
Net changes in:		
Customer receivable	**(297,406)**	12,500
Trading account securities	**(63,501)**	–
Prepaid expenses and other assets	**58,920**	(109,146)
Accrued payroll and incentives	**(4,361)**	95,636
Payable to parent company related to income taxes	**29,833**	49,512
Reserves for employee benefit plans	**(4,470)**	5,431
Other accrued expenses	**(28,798)**	(10,793)
Net cash provided by operating activities	**647,668**	788,396
Investing activities		
Proceeds from sale of common stock	**–**	299,551
Purchases of premises and equipment	**(5,761)**	–
Net cash provided by (used in) investing activities	**(5,761)**	299,551
Financing activities		
Cash contribution from parent company	**–**	250,000
Cash dividends paid	**(1,000,000)**	–
Net cash provided by (used in) financing activities	**(1,000,000)**	250,000
Increase (decrease) in cash	**(358,093)**	1,337,947
Cash at beginning of year	**1,809,245**	471,298
Cash at end of year	**$ 1,451,152**	$ 1,809,245

See accompanying notes.

1. Organization and Nature of Operations

Frost Securities, Inc. (the Company), a wholly owned second-tier subsidiary of Cullen/Frost Bankers, Inc. (CFBI), is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company was incorporated in the state of Delaware on March 1, 1999, and began operations on August 2, 1999. The Company employs a small group of investment bankers that provide advisory and private equity services to companies in Texas.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and FINRA. The Company is also a member of the Securities Investors Protection Corporation (SIPC); a nonprofit membership corporation designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer. The Company does not and did not hold customer cash or securities in connection with customer transactions as of December 31, 2008 and 2007, and for the years then ended.

2. Significant Accounting Policies

The accounting and reporting policies followed by the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the securities industry. The more significant accounting and reporting policies are summarized below:

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

Cash includes cash held in a deposit account at Frost National Bank (FNB), a banking subsidiary of CFBI, and a deposit account at a nonaffiliated bank in an amount that exceeds federal deposit insurance coverage. Management regularly evaluates the credit risk associated with the counter-parties and believes that the Company is not exposed to any significant credit risks on cash.

2. Significant Accounting Policies (continued)

Revenue Recognition

Management, acquisition, and advisory fees are recognized as earned based on the agreement with the customer. Performance-based fees are recorded when the services to be performed have been completed.

Customer Receivable

Customer receivable consists of a portion of a success fee earned but not due and payable until February 15, 2009. At December 31, 2008, the receivable was current and considered fully collectible by the Company; accordingly no allowance is required.

Securities and Investments

Securities held for resale are classified as trading and carried at fair value, with changes in unrealized holding gains and losses included in the statements of operations. Fair value is generally based on published market prices. Investments are stated at fair value with related changes recognized as a realized gain or loss in the statements of operations. Due to the limited marketability, investments in private placement of common stock are carried at management's estimate of fair value.

Income Taxes

The Company's operations are included in the consolidated federal and state income tax returns filed by CFBI using a calendar year-end. The Company's income tax provision is determined as if it filed a separate return using the consolidated income tax rate for CFBI (35% during the periods presented), as this is the rate charged by CFBI to the Company. Cash paid to CFBI for income taxes was $481,552 in 2008 and $438,524 in 2007.

Related-Party Transactions

The Company paid cash dividends to CFBI of $1,000,000 during 2008. The Company received a cash contribution from CFBI of $250,000 during 2007.

2. Significant Accounting Policies (continued)

FNB provides certain services for the Company, including, but not limited to, payroll processing, financial operations, and payable disbursement processing. The Company reimburses FNB for these services, which totaled approximately $61,000 and $53,000 for 2008 and 2007, respectively.

Related-Party Transactions (continued)

In July 2003, FNB signed a sublease agreement with the Company for a portion of the Company's leased office space. Total sublease income received each year by the Company under this agreement was approximately $197,000 and $263,000 in 2008 and 2007 and is shown as a reduction of occupancy expense. Effective September 30, 2008, the Company terminated their existing lease with the third-party landlord and signed a sublease agreement with FNB for the same office space. Total lease expense paid to FNB under this agreement was approximately $23,000 in 2008 (see Note 7).

3. Trading Account Securities

In September 2008, as partial compensation for services provided, the Company received 9,636 shares of restricted common stock in a NYSE traded company, which is a leading provider of business information and professional services to the legal, financial and real estate sectors. The stock was restricted from trading for a period of 180 days, which expires in March 2009. A net loss from mark-to-market adjustments, totaling approximately $65,000 in 2008, is included in other general and administrative expenses in the statements of operations.

4. Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets which range from 4 to 12 years.

Leasehold improvements are amortized over the lesser of the term of the respective lease or the estimated lives of the improvements.

4. Premises and Equipment (continued)

A summary of premises and equipment follows:

	Cost	Accumulated Depreciation and Amortization	Net Carrying Value
December 31, 2008			
Furniture and equipment	**$ 159,398**	**$ 132,287**	**$ 27,111**
Leasehold improvements	**519,773**	**519,773**	**–**
	$ 679,171	**$ 652,060**	**$ 27,111**
December 31, 2007			
Furniture and equipment	$ 153,637	$ 121,275	$ 32,362
Leasehold improvements	519,773	491,639	28,134
	$ 673,410	$ 612,914	$ 60,496

5. Investments in Private Placement of Common Stock

In October 2001, the Company received preferred stock in a privately held telecommunications equipment company as compensation for $65,000 in services provided. In January 2006, the Company invested an additional $32,171 as part of a convertible debenture to protect its existing ownership position. In June 2007, the telecommunications equipment company was purchased by a privately held telecommunications systems supplier. As compensation for its ownership interest in the acquired company, the Company received net cash of $299,551 plus 22,100 shares of common stock in two subsidiaries of the acquiring entity. The cash received resulted in the Company recording a gain on the sale of the investment of $202,381.

6. Employee Benefit Plans

As a subsidiary, the Company participates in various employee benefit plans offered by CFBI including a 401(k) stock purchase plan, defined benefit pension plans, and a profit sharing plan. Expense related to these plans totaled approximately $91,000 for 2008 and $93,000 for 2007.

The 401(k) stock purchase plan is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions up to 20% of eligible compensation subject to Internal Revenue Service limitations. The Company matches 100% of employee contributions up to a maximum of 6% of eligible compensation. Company contributions vest immediately. The plan covers substantially all eligible employees of the Company.

The defined benefit pension plan was frozen as of December 31, 2001. The plan covers substantially all employees who had attained the age of 21 years and had at least one year of service by December 31, 2001.

The profit sharing plan is a contributory retirement plan that allows the Company to make discretionary annual contributions to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Participants vest in Company contributions after three years of service. Expense related to this plan totaled approximately $34,000 for 2008 and $36,000 for 2007.

7. Leases

The Company leases office space and equipment from FNB and third parties under operating lease agreements. Lease expense is recognized in accordance with Financial Accounting Standards Board Statement No. 13, *Accounting for Leases*, whereby aggregate expense is reported on a straight-line basis over the life of the lease. Total net lease expense was approximately $75,000 for 2008 and $87,000 for 2007 and is included in occupancy and equipment, net of sublease income and expense on the statements of operations. Due to the straight-line adjustment required under the operating method, net lease expense recognized was approximately $29,000 and $19,000 less than the amounts due per the lease agreements for 2008 and 2007, respectively. Accumulated net lease expense payable of approximately $1,000 and $30,000 is recorded in other accrued expenses on the statements of financial condition for the years ended December 31, 2008 and 2007, respectively.

7. Leases (continued)

In July 2003, the Company signed a sublease agreement with FNB for a portion of its leased space that was not being utilized. The terms and conditions contained in the sublease agreement were the same as those contained in the lease agreement between the Company and the third-party landlord. Total sublease income received by the Company from FNB was approximately $197,000 and $263,000 in 2008 and 2007, respectively. In addition, the sublease required that certain operating costs be reimbursed to the Company. Reimbursements of approximately $60,000 and $82,000 were received in 2008 and 2007, respectively, and were recorded as reductions to operating expenses.

In September 2008, the Company terminated the existing lease with the third-party landlord and the sublease agreement with FNB. Effective October 1, 2008, FNB signed a new lease with the third-party landlord for space that included the Company's existing office space. At the same time, the Company signed a new sublease agreement with FNB for the existing office space under the same terms and conditions as those contained in the lease agreement between FNB and the third-party landlord. Total sublease expense paid by the Company to FNB was approximately $23,000 in 2008. Total operating costs paid by the Company to FNB were approximately $8,000 in 2008.

Future minimum lease payments due under non-cancelable operating leases as of December 31, 2008 are as follows:

2009	$ 92,622
2010	95,064
2011	96,412
2012	97,775
2013	99,124
Thereafter	49,896
	$ 530,893

8. Income Taxes

The Company records income taxes under Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, if any, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company is included in the consolidated federal income tax return filed by CFBI and the Company's income tax provision is computed in accordance with a tax sharing agreement. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2005. The Company files separate state and local income/franchise tax returns where applicable. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company.

Reported income tax expense differed from the amount computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes for the years ended December 31, as follows:

	2008	2007
Federal income tax expense at statutory rate	**$ 500,392**	$ 478,989
Permanent differences – meals and entertainment	**1,798**	1,602
Permanent differences – other	**5,200**	13,308
Income tax expense	**$ 507,390**	$ 493,899

Income tax expense consists of the following for the years ended December 31:

	2008	2007
Current income taxes	**$ 511,385**	$ 488,037
Deferred income tax expense (benefit)	**(3,995)**	5,862
Income tax expense	**$ 507,390**	$ 493,899

8. Income Taxes (continued)

Year-end deferred taxes for the years ended December 31, were as follows:

	2008	2007
Deferred tax assets:		
Bank premises and equipment	$ 114,907	$ 106,803
Total gross deferred tax assets	114,907	106,803
Deferred tax liabilities:		
Retirement plan	27,765	26,280
Other	30,730	28,106
Total gross deferred tax liabilities	58,495	54,386
Net deferred tax asset	$ 56,412	$ 52,417

No valuation allowance for deferred tax assets was recorded at December 31, 2008 and 2007, as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

9. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during 2008 and 2007.

10. Liquidity

The Company has a $1 million line of credit under an agreement with CFBI. The line of credit matures on May 31, 2009, and bears interest at a fixed rate equal to the prime rate at the date of renewal. The interest rate in effect at December 31, 2008, was 5.0%. There were no borrowings outstanding on this line of credit at December 31, 2008 and 2007.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $1,311,299, which was $1,278,534 in excess of its required net capital of $32,765. At such date, the Company's aggregate indebtedness to net capital ratio was 0.37 to 1. At December 31, 2007, the Company had net capital of $1,310,214, which was $1,276,929 in excess of its required net capital of $33,285. At such date, the Company's aggregate indebtedness to net capital ratio was 0.32 to 1.

12. New Accounting Standards

Statements of Financial Accounting Standards

SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 became effective for the Company on January 1, 2008.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction occurs in the principal or most advantageous market for the asset or liability. An orderly transaction is one that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact. The price in the market used to measure fair value of the asset or liability should not be adjusted for transaction costs.

SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the replacement cost, an amount that would be required to replace the service capacity of an asset. In all instances, valuation techniques should be consistently applied.

12. New Accounting Standards (continued)

SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be (i) observable, meaning the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources, or (ii) unobservable, meaning the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* - Directly or indirectly observable inputs for the asset or liability, other than quoted prices included in Level 1. These inputs might include quoted prices for similar assets or liabilities in both active and non-active markets, inputs other than quoted prices that are observable (such as interest rates, prepayment speeds, credit risks, etc.), or inputs that are derived from or corroborated by market data.

- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used by the Company for instruments measured at fair value, effective January 1, 2008, is set forth below.

- *Trading Securities*. Exchange-listed common stock are reported at fair value utilizing Level 1 inputs.

- *Non-Marketable Securities*. Non-exchange listed securities and warrant positions, where, (i) no quoted prices for the security exists in the market, (ii) no active or non-active market exists for the security, and (iii) no other observable information exists on the underlying entity (such as current financial information, significant events, etc.), are reported at fair value utilizing Level 3 inputs. Due to the de-minimus amount of investments, a roll-forward of activity has not been included.

12. New Accounting Standards (continued)

The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The following table summarizes financial assets and financial liabilities measured at fair value as of December 31, 2008, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Trading account securities	$ 63,501	–	–	$ 63,501
Non-marketable securities	–	–	$ 1	$ 1

SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The hierarchical guidance provided by SFAS 162 did not have a significant impact on the Company's financial statements.

12. New Accounting Standards (continued)

Financial Accounting Standards Board Staff Positions and Interpretations

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109." Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Interpretation 48 was effective for the Company on January 1, 2007 and did not have a significant impact on the Company's financial statements.

FASB Staff Position (FSP) No. 48-1, "Definition of Settlement in FASB Interpretation No. 48." FSP 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP 48-1 was effective retroactively to January 1, 2007, and did not significantly impact the Company's financial statements.

Supplemental Schedules

Frost Securities, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1

December 31, 2008

Net capital		
Total stockholder's equity from statement of financial condition		$ 1,492,149
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		1,492,149
Deductions:		
Prepaid expenses and other assets	$ 87,801	
Other nonallowable assets	83,524	
Haircut on trading account securities at 15%	9,525	180,850
Net capital		$ 1,311,299
Aggregate indebtedness		
Accrued payroll and incentives		$ 265,772
Other accrued expenses		24,559
Income taxes currently payable to parent company		130,033
Reserves for employee benefit plans		70,871
Total aggregate indebtedness		$ 491,235
Computation of basic net capital requirement		
Minimum net capital required ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)		$ 32,765
Excess net capital at 1,500 percent		$ 1,278,534
Excess net capital at 1,000 percent		$ 1,262,176
Ratio of aggregate indebtedness to net capital		0.37 to 1
Reconciliation with company's computation		
Net capital, as reported in Company's Part II (unaudited) focus report		$ 1,315,408
Deferred tax asset reported as nonallowable		(4,109)
Net capital per above		$ 1,311,299

Frost Securities, Inc.

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

Frost Securities, Inc.

Schedule III –Information Relating of the Possession or Control Requirements Under Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements of Frost Securities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2009

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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Frost Securities, Inc.
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

0901-1022180-FS_SEC